Exhibit 21.1

Subsidiaries of the Registrant as of December 31, 2011

The following table sets forth the names of the registrant’s direct and indirect subsidiaries and the state or other jurisdiction of incorporation of each such entity. In each case, the names listed subsidiaries are the same as the names under which such subsidiaries do business.

Name	Incorporation
Union Center National Bank	National bank organized under the laws of the United States
Center Bancorp Statutory Trust II	Delaware
Union Investment Co.	New Jersey
Center Financial Group, LLC	New Jersey
Center Advertising Corporation	New Jersey
Morris Property Company, LLC	New Jersey
Twin Bridge Investment Co.	Delaware